Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Crosswise Ltd. Global Share Incentive Plan (2014), as amended, the Textura Corporation Long-Term Incentive Plan, the Textura Corporation Stock Incentive Plan, as amended and restated, the Opower, Inc. Amended and Restated 2007 Stock Plan, and the Opower, Inc. 2014 Stock Incentive Plan, of our reports dated June 22, 2016, with respect to the consolidated financial statements and schedule of Oracle Corporation and the effectiveness of internal control over financial reporting of Oracle Corporation included in its Annual Report (Form 10-K) for the year ended May 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

June 22, 2016